Exhibit 99.12

AMENDMENT TO OFFER OF EMPLOYMENT LETTER

This amendment (the “Amendment”) dated April 7, 2011, is made to that certain Offer of Employment Letter dated October 7, 2009 (the “Agreement”) by and between you (the “Employee” or “you”) and Capital Gold Corporation (the “Company”).

Pursuant to the Agreement, upon a change of control of the Company, you are entitled to a change in control payment equal to six month’s compensation.

By this Amendment you and the Company hereby agree that in connection with the pending change in control of the Company (the “Merger”), such payment shall be paid at the sole election of Gammon Gold Inc. (“Gammon”) in a lump sum payment either (1) in common shares of Gammon or (2) in cash; provided, however, that Gammon shall make such payment in cash if the Toronto Stock Exchange (the “TSX”) does not approve such payment in Gammon common shares, and in either case such payment shall be made no later than twenty (20) business days after the Employee’s date of termination., following, for avoidance of doubt, the Transition Period (as defined below).

If such payment is to be made in Gammon common shares, the number of Gammon common shares to be paid to Employee shall be determined by dividing the total cash value of the change in control payment by the volume weighted average of the closing sales prices of a Gammon common share on the New York Stock Exchange for the five trading days immediately preceding the closing date of the Merger (or at such other price as is required by the TSX). Such Gammon common shares shall be registered and freely tradable under applicable Canadian and United States securities Laws; provided, however, that such Gammon common shares shall be subject to any restrictions under applicable Canadian securities laws relating to distributions by control persons, and any restrictions under the Securities Act of 1933, as amended, applicable to sales by affiliates of an issuer.

I understand that the Company and Gammon wish to retain me on an at will or contract basis in a consulting or other capacity for a period of 60 days following the effective date of the Merger (such period, as extended or modified by the parties, the “Transition Period”), and I hereby agree to provide, during the Transition Period and for the same base fee as I received from the Company immediately prior to the Closing, such services, consistent with my prior duties, as Gammon and/or the Company may reasonably request. For avoidance of doubt, I shall not be obligated to provide any services to Gammon or the Company beyond the first 60 days of the Transition Period.

I further understand that the Company has amended its 2006 Equity Incentive Plan to provide for all options issued thereunder (“Options”) to vest immediately upon the consummation of the Merger and, as a provider of services to the Company during the Transition Period, that any Options I may hold shall expire upon the earlier of (1) the expiration of the present exercise period of such Options and (2) 180 days from then end of the Transition Period.

Except as specifically set forth in this Amendment, there are no other amendments to the Agreement and the Agreement, as modified by this Amendment, shall remain unmodified and in full force and effect. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York without regard to conflict of laws provisions. This Amendment may be executed in one or more counterparts. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

[Signature page follows.]

CAPITAL GOLD CORPORATION

By:	/s/ Christopher M. Chipman
Name: Title:	Christopher M. Chipman Chief Financial Officer

EMPLOYEE

By:	/s/ Katherine E. O’Brien
Name:	Katherine E. O’Brien, individually